FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006,

PERMANENT FINANCING (NO. 6) PLC

(Translation of registrant’s name into English)

35 Great St. Helens, London EC3A 6AP, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

35 Great St. Helens, London EC3A 6AP, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Permanent Mortgages Trustee Limited			Quarter	12/12/2005	to	3/10/2006
Monthly Report	January 2006
Date of Report		2/6/2006

Mortgages

Number of Mortgages in Pool	555,456

Current Principal Balance	£39,024,533,085
Opening Trust Assets	£100
Total	£39,024,533,185

Notes Outstanding	£28,694,505,952
Funding Share	£26,885,421,645
Cash Accumulation Balance	£1,809,084,307
Funding Share Percentage	68.89637%
Seller Share	£12,139,111,440
Seller Share Percentage	31.10363%

Minimum Seller Share (Amount)	£1,954,718,060
Minimum Seller Share (% of Total)	5.00895%

Arrears Analysis

	Number	Principal	Arrears	% by Principal
Less than 1 month	544,400	£38,060,779,085.27	£2,024,052.24	97.53%
1 - < 2 months	5,675	£487,503,971.32	£3,607,045.97	1.25%
2 - < 3 months	1,828	£158,401,254.38	£2,287,768.98	0.41%
3 - < 6 months	2,203	£196,163,776.13	£5,038,186.19	0.50%
6 - < 12 months	1,110	£102,820,850.11	£4,914,146.10	0.26%
12 months +	240	£18,864,147.78	£1,670,277.29	0.05%
Total	555,456	£39,024,533,084.99	£19,541,476.77	100.00%

Properties in Possession	Number	Balance	Amount in Arrears
Total	74	£6,387,795.62	£477,971.35

Properties in Possession (this month)

Number Brought Forward	60
Repossessed	22
Sold	7
Relinquished	1
Number Carried Forward	74

Average Time from Possession to Sale in days	110
Average Arrears at Sale	£5,393.89

MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note : The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal
Substituted this period (this month)	0	£—
Substituted to date (since 06/14/2002)*	269,422	£19,948,880,951.42

* On June 22nd, 2005, Permanent 8 closed. The Permanent Trust was topped-up by 101,317 accounts (to value: £9,483,670,772.45).  These are not included above.

CPR Analysis	Monthly	Annualised
(includes redemptions and repurchases)
Current 1 Month CPR Rate	2.94%	30.11%
Previous 3 Month CPR Rate	3.38%	33.79%
Previous 12 Month CPR Rate	3.14%	31.84%

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	34.77
Average Loan Size	£70,256.75
Weighted Average Current HPI LTV (by value)	50.82%
Weighted Average Current LTV (by value)	60.92%

Yield Net of Funding Swap over 3 Month Sterling LIBOR
Current Month	0.607%

Excess Spread
January 2006	0.311%
December 2005	0.315%
November 2005	0.337%

Product Breakdown
Fixed Rate %	38.36%
Tracker Rate %	44.92%
Other Variable Rate %	16.72%

LTV Levels Breakdown *	Number	Value	% of Total
0 - 30%	117,147	£3,443,942,672.07	8.83%
30 - 35%	30,662	£1,607,318,337.59	4.12%
35 - 40%	32,787	£1,926,921,302.88	4.94%
40 - 45%	34,536	£2,234,746,639.21	5.73%
45 - 50%	36,326	£2,579,693,430.34	6.61%
50 - 55%	36,797	£2,818,979,900.66	7.22%
55 - 60%	36,768	£3,064,550,840.67	7.85%
60 - 65%	37,508	£3,340,408,397.00	8.56%
65 - 70%	38,334	£3,596,582,239.04	9.22%
70 - 75%	40,359	£4,159,667,178.56	10.66%
75 - 80%	26,971	£2,503,198,401.92	6.41%
80 - 85%	24,116	£2,032,650,680.15	5.21%
85 - 90%	26,902	£2,407,817,307.67	6.17%
90 - 95%	20,521	£1,832,145,748.34	4.69%
95 - 100%	14,930	£1,409,474,989.01	3.61%
100% +	792	£66,435,019.88	0.17%
Totals	555,456	£39,024,533,084.99	100.00%

* Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total
0 - 30%	192,170	£6,539,876,197.84	16.76%
30 - 35%	49,543	£2,826,587,349.75	7.24%
35 - 40%	49,924	£3,188,200,622.07	8.17%
40 - 45%	44,371	£3,224,372,334.63	8.26%
45 - 50%	39,413	£3,252,657,277.80	8.33%
50 - 55%	36,087	£3,288,992,830.48	8.43%
55 - 60%	32,175	£3,246,956,487.13	8.32%
60 - 65%	29,036	£3,224,814,111.43	8.26%
65 - 70%	25,450	£3,059,324,606.71	7.84%
70 - 75%	18,217	£2,311,402,853.35	5.92%
75 - 80%	12,223	£1,469,391,186.57	3.77%
80 - 85%	11,059	£1,416,634,027.05	3.63%
85 - 90%	9,055	£1,146,243,128.36	2.94%
90 - 95%	4,931	£615,578,858.50	1.58%
95 - 100%	1,727	£205,357,098.54	0.53%
100% +	75	£8,144,114.78	0.02%
Totals	555,456	£39,024,533,084.99	100.00%

** Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	6.50%
Effective Date of Change	9/1/2005
Current HVR2 Rate	5.75%
Effective Date of Change	9/1/2005

Notes	Deal	Rating (Moody’s/S&P/Fitch)	Outstanding	Reference Rate	Margin

Series 1 Class A	Permanent Financing No.7	P-1 / A-1+ / F1+	$1,000,000,000.00	4.42000%	-0.040%
Series 1 Class A	Permanent Financing No.8	P-1 / A-1+ / F1+	$1,400,000,000.00	4.42000%	-0.040%
Series 1 Class B	Permanent Financing No.7	Aa3 / AA / AA	$43,400,000.00	4.48000%	0.090%
Series 1 Class B	Permanent Financing No.8	Aa3 / AA / AA	$72,700,000.00	4.48000%	0.100%
Series 1 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	$42,200,000.00	4.48000%	0.280%
Series 1 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	$82,900,000.00	4.48000%	0.330%
Series 2 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,700,000,000.00	4.48000%	0.110%
Series 2 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$2,400,000,000.00	4.48000%	0.070%
Series 2 Class A	Permanent Financing No.5	Aaa / AAA / AAA	$1,300,000,000.00	4.48000%	0.110%
Series 2 Class A	Permanent Financing No.6	Aaa / AAA / AAA	$1,000,000,000.00	4.48000%	0.090%
Series 2 Class A	Permanent Financing No.7	Aaa / AAA / AAA	$1,400,000,000.00	4.48000%	0.040%
Series 2 Class A	Permanent Financing No.8	Aaa / AAA / AAA	$1,400,000,000.00	4.48000%	0.070%
Series 2 Class B	Permanent Financing No.3	Aa3 / AA / AA	$59,000,000.00	4.48000%	0.250%
Series 2 Class B	Permanent Financing No.4	Aa3 / AA / AA	$100,700,000.00	4.48000%	0.180%
Series 2 Class B	Permanent Financing No.5	Aa3 / AA / AA	$56,400,000.00	4.48000%	0.180%
Series 2 Class B	Permanent Financing No.6	Aa3 / AA / AA	$35,800,000.00	4.48000%	0.140%
Series 2 Class B	Permanent Financing No.7	Aa3 / AA / AA	$60,700,000.00	4.48000%	0.110%
Series 2 Class B	Permanent Financing No.8	Aa3 / AA / AA	$69,800,000.00	4.48000%	0.150%
Series 2 Class M	Permanent Financing No.4	A2/A/A	$59,900,000.00	4.48000%	0.330%
Series 2 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$59,000,000.00	4.48000%	1.050%
Series 2 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$82,200,000.00	4.48000%	0.720%
Series 2 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$46,200,000.00	4.48000%	0.650%
Series 2 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	$34,700,000.00	4.48000%	0.450%
Series 2 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	$59,200,000.00	4.48000%	0.330%
Series 2 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	$82,900,000.00	4.48000%	0.400%
Series 3 Class A	Permanent Financing No.2	Aaa / AAA / AAA	€1,250,000,000.00	2.45200%	0.230%
Series 3 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,500,000,000.00	4.48000%	0.180%
Series 3 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$1,700,000,000.00	4.48000%	0.140%
Series 3 Class A	Permanent Financing No.5	Aaa / AAA / AAA	$750,000,000.00	4.48000%	0.160%
Series 3 Class A	Permanent Financing No.6	Aaa / AAA / AAA	£1,000,000,000.00	4.64125%	0.125%
Series 3 Class A	Permanent Financing No.7	Aaa / AAA / AAA	€1,700,000,000.00	2.45200%	0.070%
Series 3 Class A	Permanent Financing No.8	Aaa / AAA / AAA	$1,000,000,000.00	4.48000%	0.120%
Series 3 Class B	Permanent Financing No.1	Aa3 / AA / AA	$38,500,000.00	4.48000%	0.300%
Series 3 Class B	Permanent Financing No.2	Aa3 / AA / AA	€43,500,000.00	2.45200%	0.430%
Series 3 Class B	Permanent Financing No.3	Aa3 / AA / AA	$52,000,000.00	4.48000%	0.350%
Series 3 Class B	Permanent Financing No.4	Aa3 / AA / AA	$75,800,000.00	4.48000%	0.230%
Series 3 Class B	Permanent Financing No.5	Aa3 / AA / AA	$32,500,000.00	4.48000%	0.260%
Series 3 Class B	Permanent Financing No.6	Aa3 / AA / AA	£35,300,000.00	4.64125%	0.230%
Series 3 Class B	Permanent Financing No.7	Aa3 / AA / AA	€73,700,000.00	2.45200%	0.120%
Series 3 Class B	Permanent Financing No.8	Aa3 / AA / AA	$52,000,000.00	4.48000%	0.200%
Series 3 Class M	Permanent Financing No.4	A2/A/A	$40,400,000.00	4.48000%	0.370%
Series 3 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$38,500,000.00	4.48000%	1.200%

Series 3 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€43,500,000.00	2.45200%	1.450%
Series 3 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$52,000,000.00	4.48000%	1.150%
Series 3 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$55,400,000.00	4.48000%	0.800%
Series 3 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$27,000,000.00	4.48000%	0.820%
Series 3 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£34,200,000.00	4.64125%	0.680%
Series 3 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	€71,800,000.00	2.45200%	0.430%
Series 3 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	$40,400,000.00	4.48000%	0.520%
Series 4 Class A1	Permanent Financing No.1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A1	Permanent Financing No.3	Aaa / AAA / AAA	€700,000,000.00	2.45200%	0.190%
Series 4 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	4.48000%	0.220%
Series 4 Class A	Permanent Financing No.4	Aaa / AAA / AAA	€1,500,000,000.00	2.45200%	0.150%
Series 4 Class A	Permanent Financing No.5	Aaa / AAA / AAA	€1,000,000,000.00	2.45200%	0.170%
Series 4 Class A	Permanent Financing No.6	Aaa / AAA / AAA	€750,000,000.00	2.45200%	0.140%
Series 4 Class A	Permanent Financing No.7	Aaa / AAA / AAA	£850,000,000.00	4.64125%	0.080%
Series 4 Class A	Permanent Financing No.8	Aaa / AAA / AAA	€1,000,000,000.00	2.45200%	0.130%
Series 4 Class A2	Permanent Financing No.1	Aaa / AAA / AAA	£1,000,000,000.00	4.64125%	0.180%
Series 4 Class A2	Permanent Financing No.3	Aaa / AAA / AAA	£750,000,000.00	4.64125%	0.190%
Series 4 Class B	Permanent Financing No.1	Aa3 / AA / AA	£52,000,000.00	4.64125%	0.300%
Series 4 Class B	Permanent Financing No.2	Aa3 / AA / AA	€56,500,000.00	2.45200%	0.450%
Series 4 Class B	Permanent Financing No.3	Aa3 / AA / AA	€62,000,000.00	2.45200%	0.390%
Series 4 Class B	Permanent Financing No.4	Aa3 / AA / AA	€85,000,000.00	2.45200%	0.352%
Series 4 Class B	Permanent Financing No.5	Aa3 / AA / AA	€43,500,000.00	2.45200%	0.330%
Series 4 Class B	Permanent Financing No.6	Aa3 / AA / AA	€26,100,000.00	2.45200%	0.230%
Series 4 Class B	Permanent Financing No.7	Aa3 / AA / AA	£36,800,000.00	4.64125%	0.130%
Series 4 Class B	Permanent Financing No.8	Aa3 / AA / AA	€47,200,000.00	2.45200%	0.200%
Series 4 Class M	Permanent Financing No.4	A2/A/A	€62,500,000.00	2.45200%	0.534%
Series 4 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£52,000,000.00	4.64125%	1.200%
Series 4 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€56,500,000.00	2.45200%	1.450%
Series 4 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€62,000,000.00	2.45200%	1.180%
Series 4 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	€36,000,000.00	2.45200%	0.780%
Series 4 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	€25,300,000.00	2.45200%	0.680%
Series 4 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	£35,900,000.00	4.64125%	0.450%
Series 4 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	€65,700,000.00	2.45200%	0.520%
Series 5 Class A1	Permanent Financing No.4	Aaa / AAA / AAA	€750,000,000.00		3.962%
Series 5 Class A1	Permanent Financing No.5	Aaa / AAA / AAA	£500,000,000.00		5.625%
Series 5 Class A1	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.64125%	0.150%
Series 5 Class A1	Permanent Financing No.8	Aaa / AAA / AAA	£400,000,000.00	4.64125%	0.150%
Series 5 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£750,000,000.00	4.64125%	0.250%
Series 5 Class A	Permanent Financing No.3	Aaa / AAA / AAA	£400,000,000.00		5.521%
Series 5 Class A	Permanent Financing No.7	Aaa / AAA / AAA	£500,000,000.00	4.64125%	0.100%
Series 5 Class A2	Permanent Financing No.4	Aaa / AAA / AAA	£1,100,000,000.00	4.64125%	0.170%
Series 5 Class A2	Permanent Financing No.5	Aaa / AAA / AAA	£750,000,000.00	4.64125%	0.190%
Series 5 Class A2	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.64125%	0.160%
Series 5 Class A2	Permanent Financing No.8	Aaa / AAA / AAA	£600,000,000.00	4.64125%	0.150%
Series 5 Class A3	Permanent Financing No.8	Aaa / AAA / AAA	£500,000,000.00	4.64125%	0.150%
Series 5 Class B	Permanent Financing No.2	Aa3 / AA / AA	£26,000,000.00	4.64125%	0.450%
Series 5 Class B	Permanent Financing No.3	Aa3 / AA / AA	€20,000,000.00	2.45200%	0.450%
Series 5 Class B	Permanent Financing No.4	Aa3 / AA / AA	£43,000,000.00	4.64125%	0.330%
Series 5 Class B	Permanent Financing No.5	Aa3 / AA / AA	£47,000,000.00	4.64125%	0.350%
Series 5 Class B	Permanent Financing No.6	Aa3 / AA / AA	£34,800,000.00	4.64125%	0.310%
Series 5 Class M	Permanent Financing No.4	A2/A/A	£32,000,000.00	4.64125%	0.500%
Series 5 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£26,000,000.00	4.64125%	1.450%
Series 5 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€20,000,000.00	2.45200%	1.230%
Series 5 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	£54,000,000.00	4.64125%	0.900%
Series 5 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	£39,000,000.00	4.64125%	0.850%
Series 5 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£33,700,000.00	4.64125%	0.800%

Funding level Reserve Fund requirement	£525,000,000.00
Balance brought forward	£481,251,067.28
Drawings this period	£—
Top-up this period*	£—
Current Balance	£481,251,067.28

Liquidity Facility Original Amount	£150,000,000.00
Balance brought forward	£150,000,000.00
Drawings this period	£—
Liquidity Repaid this period	£—
Closing balance for period	£150,000,000.00

*Top-ups only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the trust property is less than £31,000,000,000 to September 9th, 2009.

Asset trigger events:

If there has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Funding Share	Seller Share	Funding Share %	Seller Share %
January 2006	£40,202,880,185.30	£26,885,427,930.37	£13,317,452,254.93	66.87692%	33.12308%
December 2005	£35,698,404,357.34	£28,171,210,696.98	£7,527,193,660.36	78.91761%	21.08239%
November 2005	£37,006,419,471.27	£28,171,272,867.60	£8,835,146,603.67	76.12853%	23.87147%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total
January 2006	£928,353,217.16	£254,225,087.05	£1,182,578,304.21
December 2005	£1,023,242,897.59	£277,132,118.21	£1,300,375,015.80
November 2005	£1,034,367,646.04	£279,445,456.02	£1,313,813,102.06
	£2,985,963,760.79	£810,802,661.28	£3,796,766,422.07

Principal Distribution

Month	Funding	Seller
January 2006	£—	£1,182,578,304.21
December 2005	£1,285,756,196.98	£14,618,818.82
November 2005	£—	£1,313,813,102.06
	£1,285,756,196.98	£2,511,010,225.09

Revenue Ledger

Month	Revenue Received	GIC Interest	Authorised Investment Income	Sub Total
January 2006	£172,002,588.90	£3,691,320.05	£—	£175,693,908.95
December 2005	£170,593,013.64	£3,962,574.02	£—	£174,555,587.66
November 2005	£152,933,190.16	£2,940,502.93	£—	£155,873,693.09
	£495,528,792.70	£10,594,397.00	£—	£506,123,189.70

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue
January 2006	£—	£1,729,647.61	£173,964,261.34
December 2005	£—	£1,729,647.61	£172,825,940.05
November 2005	£150.00	£1,606,819.19	£154,266,723.90
	£150.00	£5,066,114.41	£501,056,925.29

Revenue Distribution

Month	Funding	Seller
January 2006	£117,452,869.69	£56,511,391.65
December 2005	£137,708,837.74	£35,117,102.31
November 2005	£118,567,867.56	£35,698,856.34
	£373,729,574.99	£127,327,350.30

Losses Ledger

Month	Losses in Month	Balance
January 2006	£9,398.27	£438,649.32
December 2005	£33,667.56	£429,251.05
November 2005	£81,665.33	£395,583.49
	£124,731.16

Losses Distribution

Month	Funding	Seller
January 2006	£6,285.27	£3,113.00
December 2005	£26,569.63	£7,097.93
November 2005	£62,170.62	£19,494.71
	£95,025.52	£29,705.64

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR
January 2006	2.94%	3.38%	3.14%
December 2005	3.64%	3.75%	3.13%
November 2005	3.55%	3.56%	3.08%

Regional Analysis

Halifax Mapped Region	Number	Value	% of Total
London & South East	109,969	£11,555,888,970.42	29.61%
Midlands & East Anglia	121,489	£8,608,079,092.89	22.06%
North	102,397	£5,298,742,811.22	13.58%
North West	81,672	£4,543,445,238.39	11.64%
South Wales & West	78,847	£5,701,157,180.34	14.61%
Scotland	54,322	£2,787,737,475.34	7.14%
Unknown	6,760	£529,482,316.39	1.36%
Totals	555,456	£39,024,533,084.99	100.00%

Contact Details - If you have any queries regarding this report please contact:-

Tracey Hill

LP/3/3/SEC

Trinity Road

Halifax

HX1 2RG

Tel:  +44 (0) 113 235 2176

Fax: +44 (0) 113 235 7511

e-mail: traceyhill@halifax.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 6) PLC
(Registrant)

Date 16th February 2006	/s/David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 16th February 2006	/s/David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 16th February 2006	/s/David Balai

By: David Balai
Title: Director